Exhibit 99.1

Nanox Announces Third Quarter 2020 Results and
Provides Business Update

On track to obtain 510(k) clearance for multi-source Nanox.ARC by mid-year 2021

Signs agreement with SPI Medical for deployment of 630 Nanox.ARC units across Mexico and Guatemala; brings total contracted deployments to 5,150 across 13 countries

Ended Q3 with cash and cash equivalents of $240 million and no debt

Management to host conference call and webcast today, November 9, at 8:30 AM ET

NEVE ILAN, Israel—Nov. 9, 2020 -- NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the third quarter ended September 30, 2020, and provided a business update.

“We are pleased to have completed a very successful initial public offering in August which provides us with the capital to help achieve our vision to increase early detection of medical conditions that are discoverable by X-ray,” stated Ran Poliakine, Chairman and Chief Executive Officer of Nanox. “With our proprietary, next-generation digital X-ray technology, we are developing an imaging system – the Nanox.ARC – that is substantially less expensive then legacy X-ray machines, allowing us to target the roughly 2/3 of the world’s population who currently have no, or limited access, to imaging and decrease wait times for the remaining 1/3. This is a significant missed opportunity since imaging can lead to early detection of serious and chronic diseases, resulting in improved outcomes for patients and cost savings for payers.

“We exited the third quarter with accelerating momentum having signed an agreement in September 2020 with SPI Medical for the deployment of 630 Nanox.ARC units across Mexico and Guatemala. Together with previously signed agreements, we currently have contracts with nine service providers to deploy 5,150 Nanox.ARC units across 13 countries, and strategic collaborations aiming to deploy an additional 5,500 units in the US, Korea and Vietnam, each subject to regulatory approvals. We anticipate these agreements with service providers and collaborations indicate important progress toward achieving our goal of deploying 15,000 systems by the end of 2024. We believe this speaks to a global unmet need that we are addressing with our Nanox.ARC system.

“We look forward to demonstrating our digital X-Ray technology in a range of 2D and 3D medical imaging procedures at this year’s virtual Radiology Society of North America (RSNA) 2020 meeting later this month, and intend to make these materials available to our investors and global stakeholders so they can join and witness our technology,” Mr. Poliakine concluded.

Third quarter 2020 and recent highlights:

•	Completed a successful initial public offering of ordinary shares, raising gross proceeds of approximately $190 million

•
Announced an upcoming live demonstration of the Nanox.ARC at Radiology Society of North America (RSNA) 2020, which is being held virtually from November 29 to December 5, 2020. The Company will feature Nanox’s first commercial-grade digital X-ray source followed by a live demonstration of the Nanox.ARC in a range of 2D and 3D medical imaging procedures

•
Signed agreement with Ambra Health, a leading medical data and image management cloud software company, to facilitate the transfer of medical images between U.S. hospitals and medical imaging providers

•	Further advanced the Company’s 510(k) application for its single-source version of the Nanox.ARC

•
Signed an agreement with SPI Mexico for the deployment of 630 Nanox.ARC units across Mexico and Guatemala. The agreement includes a minimum annual service fee of $17 million payable to Nanox once all systems are deployed and upon obtaining the necessary regulatory approvals and additional contractual terms

•	Appointed SK Telecom CEO Mr. Jung-ho Park to its Board of Directors

•
Appointed Gilad Yron to the newly created position of Chief Business Officer. Mr. Yron is responsible for executing the Company’s existing Medical Screening as a Service (MSaaS) agreements while also refining the Company’s commercial strategy and overseeing customer-facing activities

Financial results for three months ended September 30, 2020

For the three months ended September 30, 2020, the Company had a net loss of $11.1 million, compared to a net loss of $1.9 million for the three-month period ended September 30, 2019.

Research and Development expenses for the third quarter 2020 were $2.1 million, as compared to $0.4 million for the corresponding prior year period in 2019. The increase was related to higher development costs related to the Nanox System.

Sales and marketing expenses for the third quarter 2020 were $2.7 million, as compared to $0.5 million for the corresponding prior year period in 2019, as spending increased due to increased investments in brand awareness and product marketing capabilities.

General and Administrative expenses for the third quarter 2020 were $6.3 million, as compared to $1.0 million for corresponding prior year period in 2019, as costs increased due to increased investments in the expansion of the Company’s management team and the overall organization infrastructure in addition to increased costs related with the Company’s IPO.

Net cash used in operating activities during the quarter was $3.4 million.

The Company ended the third quarter with cash, cash equivalents and marketable securities of $240.0 million. This includes net proceeds of approximately $170 million raised from the Company’s recent initial public offering.

Non-GAAP net loss attributable to ordinary shares for the three months ended September 30, 2020 was $5.1 million, as compared to $1.9 million for the corresponding prior year period in 2019. Non-GAAP research and development expenses for the third quarter 2020 were $1.5 million, as compared to $0.4 million for the corresponding prior year period in 2019.  Non-GAAP marketing expenses for third quarter 2020 were $0.5 million, as compared to $0.5 million for the corresponding prior year period  in 2019. Non-GAAP general and administrative expenses for the third quarter 2020 were $3.1 million, as compared to $1.0 million for the corresponding  period year period in 2019.

A reconciliation between GAAP and non-GAAP metrics for the three and nine month periods ended September 30, 2020 and 2019 is provided in the financial results that are part of this press release. The difference between the GAAP and non-GAAP results for each of the metrics above is mainly attributable to share-based compensation.

As of September 30, 2020, the Company had approximately 45.6 million shares outstanding.

Conference call and webcast details

Monday, November 9, 2020 @ 8:30am ET
Investor domestic dial-in:  877-407-0789
Investor international dial-in:  201-689-8562
Webcast link: http://public.viavid.com/index.php?id=141866
About Nanox:

Nanox, founded by the serial entrepreneur Ran Poliakine, is an Israeli corporation that is developing a commercial-grade digital X-ray source designed to be used in real-world medical imaging applications. Nanox believes that its novel technology could significantly reduce the costs of medical imaging systems and plans to seek collaborations with world-leading healthcare organizations and companies to provide affordable, early detection imaging service for all. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress and results of Nanox's research and development, manufacturing and commercialization activities with respect to its X-ray source technology and the Nanox.Arc. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information Nanox has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises could cause a disruption of the development, deployment or regulatory clearance of the Nanox System and adversely impact our business; Nanox's ability to successfully demonstrate the feasibility of its technology for commercial applications; Nanox's expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its X-ray source technology and the Nanox.Arc from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; Nanox's ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.Arc; the market acceptance of the Nanox.Arc and the proposed pay-per-scan business model; Nanox's expectations regarding collaborations with third-parties and their potential benefits; and Nanox's ability to conduct business globally, among others. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in Nanox's expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies.

Non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses each adjusts for stock-based compensation expenses.

The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses should not be considered measures of the Company’s liquidity.

A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

Contact:

Itzhak Maayan
Nanox Imaging
IR@nanox.vision

Bob Yedid
LifeSci Advisors
646-597-6989
bob@lifesciadvisors.com

	September 30, 2020	December 31, 2019
	U.S. Dollars in thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	239,978	8,072
Prepaid expenses and other current assets	1,777	1,564
TOTAL CURRENT ASSETS	241,755	9,636

NON-CURRENT ASSETS:
Restricted cash	193	145
Property and equipment, net	2,740	228
Deferred offering costs	-	1,197
Operating lease right-of-use asset	868	526
Other non-current assets	76	139
TOTAL NON-CURRENT ASSETS	3,877	2,235
TOTAL ASSETS	245,632	11,871

Liabilities and Shareholders' Equity (Capital Deficiency)
CURRENT LIABILITIES:
Accounts payable	3,046	475
Accrued expenses and other liabilities	2,464	1,828
Related party accrued liabilities	192	72
Related party liability	-	17,748
Current maturities of operating leases	322	140
TOTAL CURRENT LIABILITIES	6,024	20,263

NON-CURRENT LIABILITIES:
Non-current operating leases	539	386
TOTAL NON-CURRENT LIABILITIES	539	386
TOTAL LIABILITIES	6,563	20,649
COMMITMENTS

SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY):
Ordinary Shares, par value NIS 0.01 per share, 100,000,000 and 40,000,000 authorized at September 30, 2020 and December 2019, respectively; 45,567,848 and 27,150,080 issued and outstanding at September 30, 2020 and December 31, 2019, respectively	129	75
Additional paid-in capital	304,383	31,748
Accumulated deficit	(65,443)	(40,601)
TOTAL SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)	239,069	(8,778)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)	245,632	11,871

NANO-X IMAGING LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,		Three Months Ended September 30,
	2020	2019	2020	2019
	(U.S. dollars in thousands, except for per share data)

OPERATING EXPENSES:
Research and development	6,258	708	2,106	368
Marketing	4,409	699	2,664	456
General and administrative	14,195	2,124	6,292	1,045
OPERATING LOSS	(24,862)	(3,531)	(11,062)	(1,869)
FINANCIAL EXPENSES (INCOME), NET	(21)	12	(7)	(2)
NET LOSS	(24,841)	(3,543)	(11,055)	(1,867)

BASIC AND DILUTED LOSS PER SHARE	(0.77)	(0.14)	(0.29)	(0.07)
WEIGHTED AVERAGE NUMBER OF
ORDINARY SHARES (in thousands)	32,209	24,563	38,020	26,747

RECONCILIATION OF GAAP TO NON-GAAP METRICS
(U.S. dollars in thousands (except per share data))

	Nine Months Ended September 30,		Three Months Ended September 30,
	2020	2019	2020	2019
	(U.S. dollars in thousands, except for per share data)

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares
GAAP net loss attributable to ordinary shares	(24,841)	(3,543)	(11,055)	(1,867)
Non-GAAP adjustments:

Share-based compensation	14,295	-	5,949	-
Non-GAAP net loss attributable to ordinary shares	(10,546)	(3,543)	(5,106)	(1,867)
BASIC AND DILUTED LOSS PER SHARE	(0.33)	(0.14)	(0.13)	(0.07)
WEIGHTED AVERAGE NUMBER OF
ORDINARY SHARES (in thousands)	32,209	24,563	38,020	26,747

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)
GAAP research and development expenses	(6,258)	(708)	(2,106)	(368)
Non-GAAP adjustments:

Share-based compensation	2,512	-	595	-

Non-GAAP research and development expenses	(3,746)	(708)	(1,511)	(368)

Reconciliation of GAAP marketing expenses to Non-GAAP marketing expenses (U.S. dollars in thousands)
GAAP marketing expenses	(4,409)	(699)	(2,664)	(456)
Non-GAAP adjustments:

Share-based compensation	2,844	-	2,200	-

Non-GAAP marketing expenses	(1,565)	(699)	(464)	(456)

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)
GAAP general and administrative expenses	(14,195)	(2,124)	(6,292)	(1,045)
Non-GAAP adjustments:

Share-based compensation	8,939	-	3,154	-

Non-GAAP general and administrative expenses	(5,256)	(2,124)	(3,138)	(1,045)